


# Press Releas⌄


Skandia


SEC MAIL PROCESSING
RECEIVED
MAY 28 2003
WASH. D.C. 188 SECTION


20 May 2003

Corporate Communications
S-103 50 Stockholm
Sweden
Telephone +46-8-788 10 00
Fax +46-8-788 30 80
www.skandia.com

Office:
Sveavägen 44

**INTERIM REPORT**
**for the period January – March 2003** *)

On 1 May 2003 it was announced that the agreement with Prudential Financial, Inc. (USA), under which Prudential Financial is acquiring American Skandia, has now been completed. To maintain comparability, all information in this interim report pertains to operations excluding the USA, unless otherwise indicated.

## A. BUSINESS DEVELOPMENT

- Sales amounted to SEK 17,693 million (19,036). The sales decline is mainly attributable to currency movements
- Sales in local currency decreased by only 1%, and new sales of unit linked assurance decreased by 11%
- The net inflow in funds under management was SEK 10.0 billion (10.7)

## B. OPERATING RESULT (according to the embedded value method)

- The group's operating result according to the embedded value method was SEK 123 million (560). Negative financial effects increased to SEK -283 million (-120)
- The profit margin for new business for the year for unit linked assurance increased to 13.5% (13.1%)



## C. PROFIT AND LOSS ACCOUNT (according to Swedish GAAP)

- The result before tax was SEK 164 million (474)
- Earnings per share were SEK 0.12 (0.29)
- The return on shareholders' equity was 17% (-2%). Excluding items affecting comparability, the return was 9% (-2%)

## D. CASH FLOW AND BALANCE SHEET

- Cash flow from operating activities was SEK -0.3 billion (0.4)
- Borrowings including the USA decreased by SEK 0.3 billion, to SEK 9.3 billion
- Net asset value amounted to SEK 26,654 million (27,033 at year-end 2002)
- Shareholders' equity amounted to SEK 15,216 million (15,238 at year-end 2002)

dlw 6/3

*) Does not include Livförsäkringsaktiebolaget Skandia, which is run on a mutual basis. All return measurements for shareholders' equity, net asset value and capital employed as per March 2003 pertain to moving twelve-month figures. All comparison figures pertain to March 2002 unless stated otherwise.

Skandia Insurance Company Ltd. (publ.)
Domicile: Stockholm, Sweden
Reg. no: 502017-3083

**Comments by Leif Victorin, President and CEO:**

- The first quarter was characterized by apprehension and uncertainty in the shadow of dramatic world events such as the war in Iraq and the SARS epidemic. This has contributed to continued weak markets.
- The sluggish market has had an adverse effect on sales, especially in the UK and Sweden. However, the group's combined sales were essentially unchanged in local currency. We can also note a slight increase in the calculated profit margin for new unit linked assurance business.
- In Continental Europe our sales are up sharply compared with the corresponding period in 2002. Key success factors have been Skandia's ability to offer active management concepts and innovative product solutions offering guaranteed returns. Our distribution strength in these markets continues to develop well. Germany, in particular, has had a strong start to the year, and our market share there now exceeds 6%, compared with 4.4% at year-end 2002. We are capturing market shares in all of our unit linked markets on the Continent. In Austria we are the market leader with over 18% of the market.
- In Italy, our sales success through the Financial Adviser channel continues, and in Spain the business we conduct with our bank partners is developing well, especially in the pension funds segment and in the administration of traditional life contracts.
- The work on increasing our earnings ability and cash flow continues. Sustainable cost reductions and profitability are in constant focus in our day-to-day work.
- As previously announced, Skandia's new board is currently leading an intensive work process together with the company's management on reviewing strategies, plans and essential policies. The intention is that these will either be confirmed or adjusted in relevant respects following this review. This work has got off to a fine start, and as new CEO I am very pleased to report a highly productive work climate at Skandia.

  One of the areas that the Board is evaluating is the way in which Skandia reports on and describes its operations. This work is currently in progress. However, in this report we have chosen to follow the previous model in all essential respects.

The interim report is presented in five parts. The section on Business Development (A) contains an account of sales during the quarter and funds under management, among other things. The operating result for unit linked assurance according to the embedded value method and the result for the other business areas are presented in section B.

The Profit and Loss Account section (C) includes a discussion of the result before tax in accordance with Swedish GAAP as set out in the Swedish Annual Accounts Act for Insurance Companies. Cash flow and the balance sheet are discussed in section D. Section E describes events after the end of the first quarter.

## A. BUSINESS DEVELOPMENT

### Sales and Funds Under Management (tables on pp. 10-12)

The continued decline in the world's stock markets had a negative impact on demand for long-term savings also in the first quarter of 2003. Combined sales in local currency decreased by 1%, to SEK 17,693 million (19,036). The decrease in Swedish kronor is mainly due to currency movements.

***Sales, Unit Linked Assurance***
Sales of unit linked assurance decreased by 4% in local currency, to SEK 12,571 million (13,753). New sales decreased by 11% in local currency (new sales defined by the industry-wide definition as periodic premiums recalculated to full-year figures plus 1/10 of single premiums during the period).

In the British market, sales were hurt by continued weak market conditions. Sales in the UK therefore fell by 24% in local currency, to SEK 3,518 million (5,071). However, sales for the Offshore operation rose by 24% in local currency, to SEK 3,049 million (2,629). New sales decreased on the whole by 18% in local currency.

Sales in Sweden fell by 14%, to SEK 2,588 million (3,020). New sales decreased by 20% due to lower sales of single-premium products in the private market and to a generally weak market.

Sales in Germany rose 22% in local currency, to SEK 559 million (454). New sales increased by 41% in local currency.

Italy is showing continued sales success through the launch of new products, and sales rose to SEK 1,284 million (308). Sales in the other European markets increased to SEK 1,009 million (895).

Sales in Japan decreased to SEK 490 million (1,162) due to a change in the sales focus of the single-largest distributor of Skandia's products.

**Sales, Mutual Fund Savings Products (Including Direct Sales)**
Compared with the same period a year ago, total sales were unchanged in local currency and amounted to SEK 4,700 million (4,910).

This includes direct sales in Sweden, such as over the Internet and through the Premium Pension Authority, totalling SEK 1,377 million (1,064). Sales in the UK decreased by 26% in local currency, to SEK 1,386 million (2,053). On the other hand, sales have developed well in Australia, in particular, as well as in Spain.

**Sales, Life Assurance**
Sales of traditional life assurance, mainly pertaining to the Spanish operation, rose by 13% in local currency, to SEK 276 million (247).

***Funds Under Management***
Due to a continued positive net flow of SEK 10.0 billion (10.7) in funds under management, fund values increased by 4%. Fund values decreased by 4% as a result of the stock market decline and by 3% due to lower exchange rates. The MSCI World Index showed a decline of 6% for the period. Fund values decreased by 3%, net, compared with the start of the year, to SEK 247,915 million.

Payments to unit linked policyholders amounted to 7.5% of assets under management (8.1% at year-end 2002). Of this amount, surrenders accounted for 5.9 percentage points, compared with 6.4 percentage points at year-end 2002.

**B. RESULT AND PROFITABILITY (according to the embedded value method) (tables on pp. 10-11, 13-14 and 21-22)**

The result of operations for the group (operating result excluding financial effects and items affecting comparability) decreased to SEK 406 million (680). The operational return on net asset value was 7% (11%).

The operating result after financial effects (result before tax including the change in surplus value of unit linked business) was SEK 123 million (560). Financial effects pertain to the change in the present value of future revenues caused by developments in the capital markets. Financial effects had a negative impact on the operating result in the amount of SEK -283 million (-120).

***Exchange Rate Effects***
Sales were negatively affected by SEK 1,150 million and the operating result negatively by SEK 27 million. Total assets including the USA decreased by SEK 28 billion compared with the start of the year as a result of currency movements.

***Cost Reductions***
The decision was made in 2002 on a programme designed to cut costs by SEK 1 billion on a yearly basis. The cost of this programme amounted to SEK 360 million, which resulted in a provision for restructuring costs during the fourth quarter of 2002.

During the first quarter of 2003, SEK 84 million of this provision was utilized. Through the first quarter of 2003, cost reductions have been carried out according to plan, entailing that cost-savings of SEK 1 billion will have been realized by year-end.

***Operating Result, Unit Linked Assurance***
The result of operations decreased to SEK 634 million (775).

The decline and uncertainty in the financial markets have had a negative impact on new sales and thus also on the present value of new business for the year, which amounted to SEK 280 million (318).

However, the estimated profit margin for newly written business increased on the whole to 13.5% (13.1%). The change in the geographic composition of business made a positive contribution to the margin development.

In Sweden the profit margin was essentially unchanged at 16.9%. Cost-savings offset the effect of lower sales volumes. In the UK the profit margin fell to 7.2% (11.2%). Lower sales resulted in poorer cost coverage. In addition, the stock market decline resulted in a change in the tax position, which also had a negative impact on the profit margin. Measures have been taken to further adjust the cost level to the prevailing market conditions.

In other markets, the profit margin increased on the whole to 18.6% (10.5%). Greater sales have contributed to improved cost coverage.

The return on the value of contracts entered into in previous years decreased somewhat due to lower exchange rates and amounted to SEK 434 million (466).

The actual outcome compared with operative assumptions and the change in operative assumptions together totalled SEK -43 million (18) due to minor changes in assumptions.

***Result, Mutual Fund Savings Products***
The result was SEK -68 million (-58). Revenues from funds under management have been hurt for some time by the prolonged stock market decline.

***Result, Life Assurance***
The result for life assurance, mainly pertaining to Spain, was SEK 32 million (59).

***Result, Other Businesses***
The result of operations for SkandiaBanken was SEK 27 million (8). The earnings improvement is attributable to improved net interest income and lower costs. However, commission income decreased due to lower sales by the Advisory Bank.

Deposits amounted to SEK 37.0 billion (35.6). SkandiaBanken increased its customer base during the period by 23,000, to 1,287,000.

Investment income amounted to SEK 3 million (30). The change is attributable to a positive foreign exchange result that was included in the result for the first quarter of 2002. The result for "other businesses" was charged with costs for the group's Global Business Development unit and a negative result for the banking business in Switzerland, which is currently in a build-up phase.

The continuing result for Bankhall, Skandia's distribution network in the UK, amounted to SEK 21 million (16) excluding goodwill amortization of SEK 35 million (25). This operation has developed well. Since Skandia's acquisition of Bankhall, the number of affiliated IFAs has increased by over 30%, to 7,000. During the first quarter, the shareholder base in Bankhall was broadened through the sale of a 5% stake to Norwich Union. Following this, at the end of the first quarter of 2003 Skandia owned 81% of Bankhall. Norwich Union has an option to acquire an additional 4.99% of the share capital in Bankhall between 2005 and 2009.

*Group Expenses*
Group expenses, which include management costs for joint-group functions, increased to SEK 135 million (109).

## C. PROFIT AND LOSS ACCOUNT (according to Swedish GAAP) (tables on pp. 14 and 16-18)

The result before tax decreased by SEK 310 million to SEK 164 million. This is attributable in part to a one-time effect of SEK 274 million on the deferral of acquisition costs for unit linked assurance (see below) compared with the same period a year ago.

Cost-cutting has had a positive impact on the result, at the same time that the stock market decline has had a negative impact on the value of funds under management. Fees on funds under management, and thus revenues, were affected to a corresponding degree. The negative result effect is estimated at SEK 125 million.

The result for the period after tax amounted to SEK 127 million (295). Earnings per share were SEK 0.12 (0.29). The return on shareholders' equity, excluding items affecting comparability (capital gain on the sale of the asset management business and costs in connection with restructuring of operations) was 9% (-2%) on a moving 12-month basis. The return on shareholders' equity including items affecting comparability was 17% (-2%).

*Unit Linked Assurance (Income and Expense Analysis Table, p. 14)*
The result after tax was SEK 392 million (569). In the unit linked assurance operations, continuing revenues – consisting mainly of fees on funds under management and paid-in premiums (gross contribution) – amounted to SEK 1,676 million (1,697). Acquisition costs amounted to SEK 1,260 million (1,282). Acquisition costs include all costs, both internal and external, that arise in connection with the sale of unit linked assurance products. Acquisition costs are to be deferred (deferred acquisition costs) and amortized according to a schedule that corresponds to the estimated economic life, normally 10 years.

Of the acquisition costs for unit linked assurance that were paid out during the first quarter, approximately 60% – or SEK 0.7 billion – were deferred. Amortization of deferred acquisition costs amounted to SEK 0.5 billion. The change in deferred acquisition costs thus amounted to SEK 243 million (439). The decrease is attributable to an alignment to uniform accounting principles for the deferral of these costs, which had a favourable effect on the result during the first quarter of 2002. Administrative expenses for unit linked assurance amounted to SEK -305 million (-339).

## D. CASH FLOW AND BALANCE SHEET

Cash flow from operating activities decreased compared with the same period a year earlier and amounted to SEK -0.3 billion (0.4). Settlement during the period of SEK 0.5 billion in nonrecurring accrued expenses had a negative impact on cash flow from operating activities.

Borrowings including the USA decreased by SEK 0.3 billion compared with the start of the year through the repayment of SEK 0.1 billion in loans and due to exchange rate effects of SEK 0.2 billion. Cash flow from currency hedges made a positive contribution of SEK 0.3 billion.

The group's borrowings amounted to SEK 9.3 billion, compared with SEK 9.6 billion at the start of the year. Liquid assets including the USA amounted to SEK 4.0 billion. Unconditional, unutilized credit facilities amounted to SEK 10.2 billion, compared with SEK 10.4 billion at the start of the year. The level of credit facilities will be decreased and adjusted to the changed need for borrowing.

Net asset value was SEK 26,654 million (SEK 27,033 million at the start of the year), corresponding to SEK 26 per share (26). Shareholders' equity was essentially unchanged compared with the start of the year and amounted to SEK 15,216 million, or SEK 15 per share (15).

Skandia owns 19.36% of If P&C Insurance and makes continuous market valuations of this holding, which forms the base for the book value. The book value was unchanged compared with year-end 2002, at SEK 3.0 billion. If reported a result before tax of SEK 284 million (-458) for the first quarter of 2003. If's net asset value amounted to SEK 17.9 billion, compared with SEK 18.0 billion at the start of the year.

## E. EVENTS AFTER THE END OF THE FIRST QUARTER

### E.1 American Skandia

On 20 December 2002 it was announced that Prudential Financial, Inc. (USA) is acquiring American Skandia. The transaction was completed on 1 May at the agreed-upon terms after all necessary regulatory approvals had been received.

In connection with the completion of the transaction, on 2 May 2003 the credit rating agency Standard & Poor's confirmed Skandia's long-term counterparty credit rating of "A." At the same time, the outlook was changed from negative to stable.

***The Transaction***

The transaction values American Skandia at USD 1,150 million, including internal and external borrowing in the US operation. Of the proceeds, USD 800 million was deducted on 1 May 2003, and USD 200 million is expected to be received in early autumn 2003, net after deduction for costs. Most of the proceeds will be used to repay the group's external loans. The transaction entailed a negative result impact of SEK 4.4 billion after tax for Skandia, which was charged in its entirety against 2002 earnings. The transaction did not have any impact on the result during the first quarter of 2003.

***Guarantee Commitments***

The agreement on the transaction contains customary guarantee commitments (representations and warranties) that are limited in time and amount to a maximum of USD 1 billion. Certain warranties pertain to litigation. With respect to litigation, the guarantee commitment extends for four years. American Skandia is currently party to a class action suit. In Skandia's opinion, which is shared by external counsel, this suit is without merit. To date, American Skandia has not been involved in any litigation whose outcome would have entailed any guarantee claims.

### E.2 Changes in Skandia's executive management

At the Board's statutory meeting following the Annual General Meeting on 15 April 2003, Bengt Braun was elected as Chairman of the Board. The Board also decided to appoint Leif Victorin as President and CEO, with effect from 16 April 2003. He has taken over after Lars-Eric Petersson, who left the company and the Board at the same time. The terms of employment for Leif Victorin are described on page 22.

Stockholm, 20 May 2003
Leif Victorin
President and CEO

----------------------------

For further information, please contact:
Jan Erik Back, Chief Financial Officer, tel. +46-8-788 3720
Harry Vos, Head of Investor Relations, tel. +46-8-788 3643

This interim report has been prepared in conformity with the guidelines of the Swedish Financial Supervisory Authority and Swedish Financial Accounting Standards Council Recommendation RR20, Interim reporting. Aside from an adaptation to new accounting recommendations of the Swedish Financial Accounting Standards Council, which took effect on 1 January 2003, the interim report has been prepared in accordance with the same accounting principles as in the 2002 Annual Report. The new recommendations have not had any material impact on the group's profit and loss account or balance sheet. In accordance with Swedish Financial Accounting Standards Council Recommendation RR 19, Discontinued operations, the US operation is reported separately.

New dates for Skandia's financial reports will be announced at a later date.

Skandia's published financial reports are available on Skandia's website: www.skandia.com. Skandia's website also provides links to the webcast of the conference call on Wednesday, 21 May 2003. In addition to the interim report, Skandia has also published the document *Financial Supplement Q1 2003* on www.skandia.com, under Investor Relations/Reports and Events/Interim Reports.

## GROUP OVERVIEW

On 1 May 2003 it was announced that the agreement with Prudential Financial, Inc. (USA), under which Prudential Financial is acquiring American Skandia, has now been completed. To maintain comparability, all information in this interim report pertains to operations excluding the USA, unless otherwise indicated.

| SEK million | 2003 Mar. | 2002 Mar. | 2002 Dec. | Moving 12 month figures 2003 Mar. |
|---|---|---|---|---|
| **Sales** | | | | |
| Unit linked assurance | 12,571 | 13,753 | 53,967 | 52,785 |
| Mutual funds | 3,323 | 3,846 | 16,963 | 16,440 |
| Direct sales of funds | 1,377 | 1,064 | 2,344 | 2,657 |
| Life assurance | 276 | 247 | 1,638 | 1,667 |
| Other businesses | 146 | 126 | 453 | 473 |
| **Total sales** | **17,693** | **19,036** | **75,365** | **74,022** |
| **Result summary** | | | | |
| Unit linked assurance (according to the embedded value method) | 634 | 775 | 3,027 | 2,886 |
| Mutual funds | -68 | -58 | -291 | -301 |
| Life assurance | 32 | 59 | 119 | 92 |
| Other businesses | -57 | 13 | -182 | -252 |
| Group expenses | -135 | -109 | -569 | -595 |
| **Result of operations** | **406** | **680** | **2,104** | **1,830** |
| Financial effects, unit linked assurance (according to the embedded value method) | -283 | -120 | -2,267 | -2,430 |
| Items affecting comparability | - | - | 1,566 | 1,566 |
| **Operating result** | **123** | **560** | **1,403** | **966** |
| Assets under management, SEK billion | 536 | 616 | 546 | |
| Funds under management, SEK billion | 248 | 292 | 255 | |
| Net asset value, SEK billion [1)] | 27 | 37 | 27 | |
| Shareholders' equity, SEK billion | 15 | 21 | 15 | |

[1)] For definition, see page 24.

## GROUP OVERVIEW – QUARTERLY ANALYSIS

| SEK million | 2003<br>Q 1 | 2002<br>Q 4 | 2002<br>Q 3 | 2002<br>Q2 | 2002<br>Q 1 |
|---|---|---|---|---|---|
| **Sales** | | | | | |
| Unit linked assurance | 12,571 | 13,391 | 13,185 | 13,638 | 13,753 |
| Mutual funds | 3,323 | 3,750 | 4,147 | 5,220 | 3,846 |
| Direct sales of funds | 1,377 | 425 | 591 | 264 | 1,064 |
| Life assurance | 276 | 710 | 408 | 273 | 247 |
| Other businesses | 146 | 114 | 95 | 118 | 126 |
| **Total sales** | **17,693** | **18,390** | **18,426** | **19,513** | **19,036** |
| **Total annualized new sales, unit linked assurance** [1] | **2,073** | **2,318** | **2,064** | **2,361** | **2,433** |
| **Result summary** | | | | | |
| Unit linked assurance (according to the embedded value method) | 634 | 795 | 724 | 733 | 775 |
| Mutual funds | -68 | -90 | -56 | -87 | -58 |
| Life assurance | 32 | 5 | 35 | 20 | 59 |
| Other businesses | -57 | -41 | -85 | -69 | 13 |
| Group expenses | -135 | -179 | -122 | -159 | -109 |
| **Result of operations** | **406** | **490** | **496** | **438** | **680** |
| Financial effects, unit linked assurance (according to the embedded value method) | -283 | -457 | -898 | -792 | -120 |
| Items affecting comparability | - | -450 | - | 2,016 | - |
| **Operating result** | **123** | **-417** | **-402** | **1,662** | **560** |

[1] Periodic premiums recalculated to full-year figures plus 1/10 of single premiums during the period.

## CHANGE IN FUNDS UNDER MANAGEMENT
## UNIT LINKED ASSURANCE

| SEK million | 2003<br>3 mos. | % of assets<br>at start of year | 2002<br>12 mos. | % of assets<br>at start of year |
|---|---|---|---|---|
| **Unit linked assurance at start of year** | **201,474** | | **229,425** | |
| Sales | 12,571 | 6.2% | 53,967 | 23.5% |
| Withdrawals | -4,383 | -2.2% | -18,622 | -8.1% |
| Change in value | -8,684 | -4.3% | -49,283 | -21.5% |
| Currency effects | -6,037 | -3.0% | -14,013 | -6.1% |
| **Unit linked assurance at end of period** | **194,941** | **-3.2%** | **201,474** | **-12.2%** |

## MUTUAL FUNDS

| SEK million | 2003<br>3 mos. | % of assets<br>at start of year | 2002<br>12 mos. | % of assets<br>at start of year |
|---|---|---|---|---|
| **Savings in mutual funds at start of year** | **48,941** | | **54,281** | |
| Sales | 3,323 | 6.8% | 16,963 | 31.3% |
| Withdrawals | -1,553 | -3.2% | -6,160 | -11.3% |
| Change in value | -1,709 | -3.5% | -10,000 | -18.4% |
| Currency effects | -1,518 | -3.1% | -6,143 | -11.3% |
| **Savings in mutual funds at end of period** | **47,484** | **-3.0%** | **48,941** | **-9.8%** |

## TOTAL FUNDS UNDER MANAGEMENT

| SEK million | 2003<br>3 mos. | 2002<br>12 mos. |
|---|---|---|
| Unit linked assurance | 194,941 | 201,474 |
| Mutual funds | 47,484 | 48,941 |
| Directly distributed funds | 5,490 | 5,083 |
| **Funds under management** | **247,915** | **255,498** |

## ASSUMPTIONS FOR CALCULATING SURPLUS VALUES OF UNIT LINKED BUSINESS IN FORCE

| % | Discount rate | | Fund growth [1] | | Inflation | |
|---|---|---|---|---|---|---|
| | 2003 | 2002 | 2003 | 2002 | 2003 | 2002 |
| | 31 Mar. | 31 Dec. | 31 Mar. | 31 Dec. | 31 Mar. | 31 Dec. |
| UK | 8.00 | 8.00 | 5.50 | 5.50 | 3.50 | 3.50 |
| Sweden | 8.30 | 8.50 | 5.60 | 5.75 | 3.40 | 3.00 |

[1] Fund growth is indicated after deducting asset-based fees to fund companies.

## SENSITIVITY ANALYSIS, UNIT LINKED ASSURANCE

**Effect on operating result for unit linked assurance (before tax) of a one percentage point increase in interest-rate, growth and inflation assumptions**

| SEK million | Exposure VBIF [1] | Effect on operating result (before tax): Discount rate | Fund Growth assump-Tions | Inflation assump-tions | Total effect |
|---|---|---|---|---|---|
| UK | 8,995 | -451 | 191 | -147 | -407 |
| Sweden | 4,635 | -445 | 388 | -31 | -88 |
| Other markets | 5,207 | -244 | 143 | -70 | -171 |
| **Total** | **18,837** | **-1,140** | **722** | **-248** | **-666** |

| | |
|---|---|
| **One-time effect of a 1% decrease in stock market** | **-49** |
| **One-time effect of a 1% increase in stock market** | **+66** |

The difference in the one-time effect is due to a change in the tax situation for Skandia Life UK.

[1] Before deduction of taxes and deferred acquisition costs.

## TRADING ANALYSIS, UNIT LINKED ASSURANCE
## (according to the embedded value method)

| SEK million | 2003 3 mos. | 2002 3 mos. | 2002 12 mos. |
|---|---|---|---|
| Total annualized new sales [1] | 2,073 | 2,433 | 9,176 |
| Present value of new business for the year | 280 | 318 | 1,241 |
| Return on value of contracts in force from previous years [2] | 434 | 466 | 1,988 |
| Outcome compared with operative assumptions | 51 | 29 | -438 |
| Change in operative assumptions | -94 | -11 | 376 |
| **Value-added from operations** | **671** | **802** | **3,167** |
| Business start-ups and other overheads | -37 | -27 | -140 |
| **Result of operations, unit linked assurance** | **634** | **775** | **3,027** |
| Financial effects [3] | -283 | -120 | -2,267 |
| **Operating result, unit linked assurance** | **351** | **655** | **760** |
| **Profit margin, new sales [4]** | **13.5%** | **13.1%** | **13.5%** |

[1] Periodic premiums recalculated to full-year figures plus 1/10 of single premiums during the period.

[2] Of which financing costs SEK -4 million as per Mar. 2003, SEK -5 million as per Mar. 2002 and SEK -21 million as per Dec. 2002

[3] The effect on the present value of future revenues attributable to the fact that the change in financial markets differs from assumptions on fund growth and interest rate levels.

[4] Present value of new business for the year in relation to total annualized new sales.

## INCOME AND EXPENSE ANALYSIS
## UNIT LINKED ASSURANCE

| SEK million | 2003 3 mos. | 2002 3 mos. | 2002 12 mos. |
|---|---|---|---|
| Gross contribution | 1,676 | 1,697 | 6,421 |
| Acquisition costs | -1,260 | -1,282 | -5,584 |
| Administrative expenses | -305 | -339 | -1,264 |
| Change in deferred acquisition costs | 243 | 439 | 1,615 |
| **Technical result** | **354** | **515** | **1,188** |
| Investment income | 42 | 59 | 122 |
| Financing costs | -4 | -5 | -21 |
| **Pre-tax result (according to the Annual Accounts Act)** | **392** | **569** | **1,289** |
| Change in surplus value of unit linked business in force | -41 | 86 | -529 |
| **Operating result, unit linked assurance (according to the embedded value method)** | **351** | **655** | **760** |

## NEW SALES AND PROFIT MARGIN, UNIT LINKED ASSURANCE PER GEOGRAPHIC AREA

| | Annualized new sales | | | Present value of new business for the year | | | Profit margin, new sales | | |
|---|---|---|---|---|---|---|---|---|---|
| SEK million | 2003 3 mos. | 2002 3 mos. | 2002 12 mos. | 2003 3 mos. | 2002 3 mos. | 2002 12 mos. | 2003 3 mos. | 2002 3 mos. | 2002 12 mos. |
| UK [1] | 830 | 1,129 | 4,329 | 60 | 127 | 461 | 7.2% | 11.2% | 10.7% |
| Sweden | 651 | 811 | 2,554 | 110 | 139 | 433 | 16.9% | 17.1% | 16.9% |
| Other markets | 592 | 493 | 2,293 | 110 | 52 | 347 | 18.6% | 10.5% | 15.1% |
| **Total** | **2,073** | **2,433** | **9,176** | **280** | **318** | **1,241** | **13.5%** | **13.1%** | **13.5%** |

[1] In this context the UK pertains to businesses with the head office in the UK and thus also includes Royal Skandia and the branch offices in Finland and Norway.

## STATEMENT OF CASH FLOWS

| SEK billion | Group excluding American Skandia 2003 3 mos. | 2002 3 mos. | 2002 12 mos. | American Skandia (discontinued operations) 2003 3 mos. | 2002 3 mos. | 2002 12 mos. | Group 2003 3 mos. | 2002 3 mos. | 2002 12 mos. |
|---|---|---|---|---|---|---|---|---|---|
| Cash flow from operating activities [1] | -0.3 | 0.4 | 0.2 | 0.1 | -0.4 | 0.7 | -0.2 | 0.0 | 0.9 |
| Cash flow from investing activities [2] [3] | 0.0 | 3.0 | 5.7 | -0.3 | 0.0 | -0.4 | -0.3 | 3.0 | 5.3 |
| Cash flow from internal financing activities [4] | 0.1 | 0.0 | -1.1 | -0.1 | 0.0 | 1.1 | 0.0 | 0.0 | 0.0 |
| Cash flow from external financing activities [5] | 0.2 | -2.9 | -5.1 | -0.1 | -0.1 | -0.6 | 0.1 | -3.0 | -5.7 |
| **Net cash flow for the period** | **0.0** | **0.5** | **-0.3** | **-0.4** | **-0.5** | **0.8** | **-0.4** | **0.0** | **0.5** |
| **Liquid assets at the start of the period** | **2.5** | **3.0** | **3.0** | **2.0** | **1.6** | **1.6** | **4.5** | **4.6** | **4.6** |
| **Exchange rate differences in liquid assets** | **0.0** | **-0.1** | **-0.2** | **-0.1** | **-0.1** | **-0.4** | **-0.1** | **-0.2** | **-0.6** |
| ***Liquid assets at the end of the period*** | **2.5** | **3.4** | **2.5** | **1.5** | **1.0** | **2.0** | **4.0** | **4.4** | **4.5** |

[1] Accrued expenses of SEK 0,5 billion were settled during the first quarter of 2003, which had a negative impact on cash flows from operating activities.

[2] Purchases and sales of investment assets, which are a natural element of an insurance Company's operations, are reported as cash flow from investing activities. Cash flow has been affected by the direct yield from investments, but not by the unrealized changes in value these have had.

[3] The net flow from acquisitions and sales of businesses during 2002 was positive in the amount of SEK 2.0 billion. The funds previously deposited for the acquisition of Bankhall, totalling SEK 3.2 billion, have been paid out in connection with the completion of the acquisition.

[4] The net amount of capital contributions and changes in internal loans to American Skandia.

[5] Cash flow from financing activities during 2002 was affected by the repayment of SEK 6.8 billion in loans.

## NET ASSET VALUE

| SEK million | 2003 31 Mar. | 2002 31 Dec. |
|---|---|---|
| Shareholders' equity | 15,216 | 15,238 |
| Deferred taxes, net | 1,771 | 2,000 |
| Surplus value of unit linked business in force after deferred tax | 9,557 | 9,670 |
| Other surplus values | 110 | 125 |
| **Net asset value** | **26,654** | **27,033** |
| Subordinated loans | 1,061 | 1,058 |
| **Risk-bearing capital** | **27,715** | **28,091** |

## CHANGE IN NET ASSET VALUE AND SHAREHOLDERS' EQUITY [1]

| SEK million | Net asset value 2003 31 Mar. | Shareholders' equity 2003 31 Mar. | 2002 31 Dec. |
|---|---|---|---|
| **Opening balance** | **27,033** | **15,238** | **20,538** |
| Operating result/Result before taxes | 123 | 164 | -7,213 |
| Income taxes | -115 | -48 | 2,891 |
| Change in surplus value of bonds | -11 | - | - |
| Deferred tax on surplus value of unit linked business in force | 100 | - | - |
| Dividend | - | - | -307 |
| Translation differences | -481 | -149 | -695 |
| Minority interests | 5 | 11 | 24 |
| **Closing balance** | **26,654** | **15,216** | **15,238** |

[1] Distributable earnings in April 2003 will decrease by a total of SEK 307 million as a result of the approved dividend.

## PROFIT AND LOSS ACCOUNT
## (according to the Annual Accounts Act)

| SEK million | Group excluding American Skandia | | | American Skandia (discontinued operations) [7] | | | Group [7] | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2003 3 mos. | 2002 3 mos. | 2002 12 mos. | 2003 3 mos. | 2002 3 mos. | 2002 12 mos. | 2003 3 mos. | 2002 3 mos. | 2002 12 mos. |
| **Technical account, property & casualty insurance business** | | | | | | | | | |
| Premiums earned, net of reinsurance | 110 | 105 | 434 | - | - | - | 110 | 105 | 434 |
| Allocated investment return transferred from the non-technical account | 9 | 10 | 21 | - | - | - | 9 | 10 | 21 |
| Claims incurred, net of reinsurance | -78 | -68 | -309 | - | - | - | -78 | -68 | -309 |
| Operating expenses | -38 | -32 | -164 | - | - | - | -38 | -32 | -164 |
| **Technical result, property & casualty insurance business** | **3** | **15** | **-18** | - | - | - | **3** | **15** | **-18** |
| **Technical account, life assurance business** | | | | | | | | | |
| Premiums written, net of reinsurance | 12,771 | 14,175 | 55,537 | 5,846 | 7,968 | 31,756 | 18,617 | 22,143 | 87,293 |
| Investment income, including unrealized changes in value | -6,205 | 3,166 | -44,563 | -1,853 | -993 | -32,798 | -8,058 | 2,173 | -77,361 |
| Claims incurred, net of reinsurance | -5,089 | -6,354 | -23,107 | -6,387 | -7,049 | -29,569 | -11,476 | -13,403 | -52,676 |
| Change in other technical provisions where the investment risk is borne by the life assurance policyholders | -593 | -9,604 | 15,535 | 3,095 | 787 | 34,059 | 2,502 | -8,817 | 49,594 |
| Operating expenses [1] [2] | -1,325 | -1,213 | -5,295 | -766 | -808 | -5,882 | -2,091 | -2,021 | -11,177 |
| Change in CARVM offset [1] | - | - | - | 124 | -196 | 566 | 124 | -196 | 566 |
| Other technical provisions | 830 | 406 | 3,209 | -370 | 249 | -1,116 | 460 | 655 | 2,093 |
| **Technical result, life assurance business** | **389** | **576** | **1,316** | **-311** | **-42** | **-2,984** | **78** | **534** | **-1,668** |
| **Non-technical account** | | | | | | | | | |
| Investment income, including unrealized changes in value | 88 | 198 | 509 | 27 | 9 | 448 | 40 | 79 | 510 |
| Financing costs | -39 | -106 | -224 | -126 | -208 | -723 | -90 | -186 | -500 |
| Mutual funds | -67 | -56 | -284 | -20 | 0 | -55 | -87 | -56 | -339 |
| Other operations | -33 | 6 | -118 | - | - | - | -33 | 6 | -118 |
| Amortization of goodwill | -42 | -50 | -246 | - | - | - | -42 | -50 | -246 |
| Structural costs | -3 | -20 | -136 | - | - | - | -3 | -20 | -136 |
| Joint-group management expenses | -132 | -89 | -433 | - | - | - | -132 | -89 | -433 |
| Items affecting comparability | - | - | 1,566 | 430 | - | -5,831 | 430 | - | -4,265 |
| **Pre-tax result** | **164** | **474** | **1,932** | **0** | **-241** | **-9,145** | **164** | **233** | **-7,213** |
| Current and deferred tax [3] | -48 | -185 | 599 | - | 106 | 2,292 | -48 | -79 | 2,891 |
| Minority interests in result for the period | 11 | 6 | 24 | - | - | - | 11 | 6 | 24 |
| **Result for the period** | **127** | **295** | **2,555** | **0** | **-135** | **-6,853** | **127** | **160** | **-4,298** |
| **Key ratios** | | | | | | | | | |
| Average number of shares before dilution, millions | 1,024 | 1,024 | 1,024 | - | - | - | 1,024 | 1,024 | 1,024 |
| Average number of shares after dilution, millions [4] | 1,025 | 1,029 | 1,024 | - | - | - | 1,025 | 1,029 | 1,024 |
| Earnings per share before dilution, SEK | 0.12 | 0.29 | 2.50 | - | - | - | 0.12 | 0.16 | -4.20 |
| Earnings per share after dilution, SEK [5] [6] | 0.12 | 0.29 | 2.50 | - | - | - | 0.12 | 0.15 | -4.20 |
| Direct yield, % | - | - | - | - | - | - | 0.6 | 0.3 | 1.6 |
| Total return, % | - | - | - | - | - | - | 0.6 | 0.4 | -0.9 |

[1] In the US operations, DAC is carried net of the "CARVM offset", broadly representing the present value of the lesser of surrender and other charges. Currently, the CARVM offset is primarily affected by account values, and thus a reduction in account value reduces the CARVM offset.

[2] Of which, change in DAC SEK 243 million as per Mar. 2003, SEK 439 million as per Mar. 2002 and SEK 1 615 million as per Dec. 2002.

[3] The result before tax includes non-taxable income. In addition, a reduction in deferred income tax expense of approximately SEK 450 million and a corresponding reduction in deferred tax liability were recorded during Q2 2002. The reduction in liability was due to tax deficits having arisen, against which taxable differences may be offset.

[4] Data on the number of shares after dilution takes into account Skandia's stock option programme for the years 2000-2003 to the extent it has entailed any dilution.

[5] According to recommendation RR18 of the Swedish Financial Accounting Standards Council, the dilutive effect is calculated if the key ratio "Earnings per share" deteriorates.

[6] Earnings per share are calculated as the result for the period divided by the average number of shares outstanding.

[7] The operations of American Skandia are reported among discontinued operations in accordance with Swedish Financial Accounting Standards Council recommendation RR 19, "Discontinued operations." This recommendation prescribes that discontinued operations are to be consolidated as usual according to the applicable rules, but also that disclosures about the operations are to be reported separately.

## GROUP EXCLUDING AMERICAN SKANDIA

## OPERATING RESULT

SEK million

| 2003<br>3 mos. | Unit linked assurance | Mutual funds | Life assurance | Other busi-nesses | Group exp. | P&C insur-ance | Items affecting comparability | **Operating result** |
|---|---|---|---|---|---|---|---|---|
| *Technical result* | | | | | | | | |
| P&C insurance | | | | -6 | | 9 | | **3** |
| Life assurance | 354 | | 35 | | | | | **389** |
| *Non-technical result* | | | | | | | | |
| Investment income | 42 | | | -20 | | -9 | | **13** |
| Internal interest [1] | | | | 75 | | | | **75** |
| Financing costs | -4 | -1 | | -34 | | | | **-39** |
| Change in surplus value of unit linked business in force | -41 | | | | | | | **-41** |
| Mutual funds | | -67 | | | | | | **-67** |
| Other businesses | | | -1 | -32 | | | | **-33** |
| Amortization of goodwill | | | -2 | -40 | | | | **-42** |
| Structural costs | | | | | -3 | | | **-3** |
| Joint-group management expenses | | | | | -132 | | | **-132** |
| Items affecting comparability | | | | | | | | **-** |
| **Operating result [2]** | **351** | **-68** | **32** | **-57** | **-135** | **0** | **-** | **123** |
| Of which, change in surplus value of unit linked business in force | 41 | | | | | | | **41** |
| **Pre-tax result [3]** | **392** | **-68** | **32** | **-57** | **-135** | **0** | **-** | **164** |

| 2002<br>3 mos. | Unit linked assurance | Mutual funds | Life assurance | Other busi-nesses | Group exp. | P&C insur-ance | Items affecting comparability | **Operating result** |
|---|---|---|---|---|---|---|---|---|
| *Technical result* | | | | | | | | |
| P&C insurance | | | | 5 | | 10 | | **15** |
| Life assurance | 515 | | 61 | | | | | **576** |
| *Non-technical result* | | | | | | | | |
| Investment income | 59 | | | 21 | | -10 | | **70** |
| Internal interest [1] | | | | 128 | | | | **128** |
| Financing costs | -5 | -2 | | -99 | | | | **-106** |
| Change in surplus value of unit linked business in force | 86 | | | | | | | **86** |
| Mutual funds | | -56 | | | | | | **-56** |
| Other businesses | | | | 6 | | | | **6** |
| Amortization of goodwill | | | -2 | -48 | | | | **-50** |
| Structural costs | | | | | -20 | | | **-20** |
| Joint-group management expenses | | | | | -89 | | | **-89** |
| **Operating result [2]** | **655** | **-58** | **59** | **13** | **-109** | **0** | **-** | **560** |
| Of which, change in surplus value of unit linked business in force | -86 | | | | | | | **-86** |
| **Pre-tax result [3]** | **569** | **-58** | **59** | **13** | **-109** | **0** | **-** | **474** |

[1] Includes internal interest income from American Skandia.

[2] According to the embedded value method

[3] According to the Annual Accounts Act

## GROUP

## OPERATING RESULT

SEK million

| **2003**<br>**3 mos.** | Unit linked assurance | Mutual funds | Life assurance | Other busi-nesses | Group exp. | P&C insur-ance | Items affecting comparability | **Operating result** |
|---|---|---|---|---|---|---|---|---|
| *Technical result* | | | | | | | | |
| P&C insurance | | | | -6 | | 9 | | **3** |
| Life assurance | 43 | | 35 | | | | | **78** |
| *Non-technical result* | | | | | | | | |
| Investment income | 69 | | | -20 | | -9 | | **40** |
| Financing costs | -130 | -1 | | 41 | | | | **-90** |
| Change in surplus value of unit linked business in force | -41 | | | | | | | **-41** |
| Mutual funds | | -87 | | | | | | **-87** |
| Other businesses | | | -1 | -32 | | | | **-33** |
| Amortization of goodwill | | | -2 | -40 | | | | **-42** |
| Structural costs | | | | | -3 | | | **-3** |
| Joint-group management expenses | | | | | -132 | | | **-132** |
| Items affecting comparability | | | | | | | 430 | **430** |
| **Operating result** [1] | **-59** | **-88** | **32** | **-57** | **-135** | **0** | **430** | **123** |
| Of which, change in surplus value of unit linked business in force | 41 | | | | | | | **41** |
| **Pre-tax result** [2] | **-18** | **-88** | **32** | **-57** | **-135** | **0** | **430** | **164** |

| **2002**<br>**3 mos.** | Unit linked assurance | Mutual funds | Life assurance | Other busi-nesses | Group exp. | P&C insur-ance | Items affecting comparability | **Operating result** |
|---|---|---|---|---|---|---|---|---|
| *Technical result* | | | | | | | | |
| P&C insurance | | | | 5 | | 10 | | **15** |
| Life assurance | 473 | | 61 | | | | | **534** |
| *Non-technical result* | | | | | | | | |
| Investment income | 68 | | | 21 | | -10 | | **79** |
| Financing costs | -213 | -2 | | 29 | | | | **-186** |
| Change in surplus value of unit linked business in force | -63 | | | | | | | **-63** |
| Mutual funds | | -56 | | | | | | **-56** |
| Other businesses | | | | 6 | | | | **6** |
| Amortization of goodwill | | | -2 | -48 | | | | **-50** |
| Structural costs | | | | | -20 | | | **-20** |
| Joint-group management expenses | | | | | -89 | | | **-89** |
| **Operating result** [1] | **265** | **-58** | **59** | **13** | **-109** | **0** | **-** | **170** |
| Of which, change in surplus value of unit linked business in force | 63 | | | | | | | **63** |
| **Pre-tax result** [2] | **328** | **-58** | **59** | **13** | **-109** | **0** | **-** | **233** |

[1] According to the embedded value method

[2] According to the Annual Accounts Act

## BALANCE SHEET SUMMARY

SEK billion

| | Group | | American Skandia (discontinued operations) | |
|---|---|---|---|---|
| | 2003 | 2002 | 2003 | 2002 |
| **Assets** | **31 Mar.** | **31 Dec.** | **31 Mar.** | **31 Dec.** |
| Intangible assets | 2.9 | 3.1 | 0.0 | 0.0 |
| Shares in associated companies | 0.0 | 0.0 | - | - |
| Investments [3] | 25.2 | 24.5 | 4.2 | 4.0 |
| Investments, unit linked assurance | 375.3 | 391.4 | 180.4 | 189.9 |
| Reinsurers' share of technical provisions [1] | 9.4 | 10.4 | 13.5 | 15.2 |
| Assets in bank operations and finance companies | 40.9 | 39.4 | - | - |
| Debtors | 3.5 | 3.6 | 0.9 | 0.8 |
| Tangible assets | 0.7 | 0.7 | 0.2 | 0.2 |
| Cash at bank and in hand | 4.0 | 4.5 | 1.5 | 2.0 |
| Other assets | 0.0 | 0.0 | - | - |
| Deferred acquisition costs [1] [4] | 11.6 | 11.7 | 4.0 | 4.2 |
| Other prepayments and accrued income | 0.7 | 0.8 | 0.1 | 0.1 |
| **Assets** | **474.2** | **490.1** | **204.8** | **216.4** |
| **Shareholders' equity, provisions and liabilities** | | | | |
| Shareholders' equity | 15.2 | 15.2 | 1.1 | 1.1 |
| Minority interests | 0.2 | 0.1 | - | - |
| Subordinated loans [2] | 1.1 | 1.1 | - | - |
| Technical provisions [1] | 20.8 | 20.9 | 0.9 | 0.8 |
| Provisions, unit linked assurance [1] | 362.7 | 376.5 | 174.9 | 183.7 |
| Liabilities in bank operations and finance companies [2] | 38.2 | 36.7 | - | - |
| Deferred tax liability | 2.1 | 2.5 | 0.0 | 0.1 |
| Other provisions | 6.4 | 7.2 | 4.7 | 5.2 |
| Borrowings [2] | 8.2 | 8.5 | 7.5 | 7.9 |
| Deposits from reinsurers | 11.6 | 12.0 | 13.7 | 15.5 |
| Other creditors | 5.7 | 6.4 | 0.8 | 0.8 |
| Reinsurers' share of deferred acquisition costs [1] | 0.4 | 0.5 | 0.6 | 0.7 |
| Other accruals and deferred income | 1.6 | 2.5 | 0.6 | 0.6 |
| **Shareholders' equity, provisions and liabilities** | **474.2** | **490.1** | **204.8** | **216.4** |

Notes to the balance sheet on next page.

## NOTES TO THE BALANCE SHEET SUMMARY

| SEK billion | Group 2003 31 Mar. | Group 2002 31 Dec. | American Skandia (discontinued operations) 2003 31 Mar. | American Skandia (discontinued operations) 2002 31 Dec. |
|---|---|---|---|---|
| [1] **Technical provisions, net, after deducting deferred acquisition costs** | | | | |
| Life assurance | 12.4 | 12.3 | - | - |
| Unit linked assurance | 349.6 | 362.7 | 158.9 | 165.8 |
| Property & casualty insurance | 0.9 | 0.8 | - | - |
| **Total** | **362.9** | **375.8** | **158.9** | **165.8** |
| [2] **Group borrowings, excl. subordinated loans in Skandia Insurance Company Ltd.** | | | | |
| Borrowings as per balance sheet, including subordinated loans | 9.3 | 9.6 | 7.5 | 7.9 |
| Additional borrowings by finance companies and bank operations | 0.0 | 0.0 | - | - |
| **Borrowings, gross** | **9.3** | **9.6** | **7.5** | **7.9** |
| Less: subordinated loans in Skandia Insurance Company Ltd. | -1.1 | -1.1 | - | - |
| **Borrowings, net** | **8.2** | **8.5** | **7.5** | **7.9** |
| [3] **Investments, current value** | | | | |
| Investments as per balance sheet | 25.2 | 24.5 | 4.2 | 4.0 |
| Recalculation to current value | 0.6 | 0.6 | - | - |
| Cash at bank and in hand | 4.0 | 4.5 | 1.5 | 2.0 |
| Securities settlement claims, net | 0.0 | 0.0 | - | - |
| Accrued interest income | 0.2 | 0.3 | 0.0 | 0.0 |
| Debt derivatives | -0.3 | -0.3 | - | - |
| **Total** | **29.7** | **29.6** | **5.7** | **6.0** |
| Of which: | | | | |
| Investments, life assurance | 13.7 | 13.5 | - | - |
| Investments, unit linked assurance | 8.7 | 8.7 | 5.7 | 6.0 |
| Investments, mutual funds | 0.4 | 0.6 | - | - |
| Other investment assets | 6.1 | 5.4 | - | - |
| Currency derivatives | 0.8 | 1.4 | - | - |
| Deposits with ceding undertakings | 0.0 | - | - | - |
| **Total** | **29.7** | **29.6** | **5.7** | **6.0** |
| [4] **Deferred acquisition costs** | | | | |
| Deferred acquisition costs before CARVM offset | 18.1 | 18.5 | 10.5 | 11.0 |
| CARVM offset* | -6.5 | -6.8 | -6.5 | -6.8 |
| **Total** | **11.6** | **11.7** | **4.0** | **4.2** |

* See page 16, note 1 for explanation.

## RESULT OF OPERATIONS, OTHER BUSINESSES

| SEK million | 2003<br>3 mos. | 2002<br>3 mos. | 2002<br>12 mos. |
|---|---|---|---|
| Bankhall [1) 2)] | -14 | -9 | -52 |
| **UK** | **-14** | **-9** | **-52** |
| Global Business Development | -2 | -5 | -9 |
| ***UK & Asia Pacific*** | ***-16*** | ***-14*** | ***-61*** |
| | | | |
| SkandiaBanken [3)] | 27 | 8 | 41 |
| Lifeline | -4 | 10 | -37 |
| Other | -15 | 8 | 33 |
| **Sweden** | **8** | **26** | **37** |
| Finance companies | 1 | 3 | 5 |
| **Denmark** | **1** | **3** | **5** |
| Other | -6 | -10 | -63 |
| Global Business Development | 0 | -6 | -26 |
| ***EUROPE*** | ***3*** | ***13*** | ***-47*** |
| ***Skandia Bank Switzerland*** | ***-50*** | ***-27*** | ***-164*** |
| ***Global Business Development*** | ***-15*** | ***-11*** | ***-145*** |
| ***Treasury [4)]*** | ***16*** | ***13*** | ***110*** |
| ***Investment income [4)]*** | ***3*** | ***30*** | ***145*** |
| Asset Management | - | 8 | 15 |
| Other | 2 | 1 | -35 |
| ***Unallocated*** | ***2*** | ***9*** | ***-20*** |
| **Total** | **-57** | **13** | **-182** |

[1)] Skandia purchased Bankhall in March 2002.

[2)] The result of operations for Bankhall was SEK 21 million before goodwill amortization of SEK 35 million as per Mar. 2003, SEK 16 million before goodwill amortization of SEK 25 million as per Mar. 2002 and SEK 85 million before goodwill amortization of SEK 137 million as per Dec. 2002.

[3)] **Profit and loss account, SkandiaBanken**

| SEK million | 2003<br>3 mos. | 2002<br>3 mos. | 2002<br>12 mos. |
|---|---|---|---|
| Net interest income | 191 | 154 | 657 |
| Net commissions | 267 | 420 | 1,385 |
| Net result of financial transactions | 2 | -1 | 13 |
| Other operating income | 16 | 6 | 52 |
| **Total income** | **476** | **579** | **2,107** |
| | | | |
| Administrative expenses | -420 | -525 | -1,961 |
| Depreciation and write-downs | -12 | -12 | -50 |
| Other expenses | -10 | -34 | -46 |
| **Total expenses** | **-442** | **-571** | **-2,057** |
| | | | |
| Loan losses | -7 | 0 | -9 |
| | | | |
| **Result of operations** | **27** | **8** | **41** |

[4)] Group Treasury has been divided into Treasury and Investment income

## ITEMS AFFECTING COMPARABILITY

| SEK million | 2003<br>3 mos. | 2002<br>3 mos. | 2002<br>12 mos. |
|---|---|---|---|
| Capital gain on sale of Skandia Asset Management (SAM) | - | - | 2,016 |
| Write down of system development costs | - | - | -90 |
| Restructuring costs [1] | - | - | -360 |
| **Total** | - | - | 1,566 |

[1] Restructuring costs consist of SEK 308 million in payroll costs and SEK 52 million in other costs.
In 2002, SEK 52 million of the provisions for restructuring costs was utilized, and during the first quarter of 2003, SEK 84 million was utilized. The remaining provisions for restructuring costs amounts to SEK 224 million as per March 31, 2003.

## GROUP EXPENSES

| SEK million | 2003<br>3 mos. | 2002<br>3 mos. | 2002<br>12 mos. |
|---|---|---|---|
| Structural costs | -3 | -20 | -136 |
| Joint-group management expenses [1] | -132 | -89 | -433 |
| **Total** | **-135** | **-109** | **-569** |

[1] On 16 April 2003, Leif Victorin was employed as President and CEO of Skandia. His compensation consists of a fixed based salary of SEK 500,000 per month. He will not receive any variable compensation. Nor does he have any special pension entitlement. Leif Victorin's employment does not carry any entitlement to a term of notice or severance pay.
No reserve provision for severance pay has been made for Lars-Eric Petersson, who left the company after the end of the first quarter. A provision will be made in connection with the book-closing as per 30 June 2003.

## STOCK OPTIONS

Of the total 13,333,300 stock options for 2003 that were approved by the Extraordinary General Meeting in May 2002, 2,000,000 pertain to programme A. The maximum grant of 11,333,300 options in programme B has been reduced by 3,833,300, pertaining to American Skandia as a result of Prudential Financial's acquisition of this business. In addition, programme B has been reduced by a further 3,000,000 options in accordance with a decision by the Board of Directors. A total of 6,160,500 options have been granted, including 1,660,500 options in programme A and 4,500,000 options in programme B. The current CEO has not been granted any options. Other senior executives have been granted 625,300 options. The exercise price for the 2003 programme is SEK 20.33.

For further information on the stock option programmes for the years 2000–2003, please refer to the 2002 Annual Report.

## KEY RATIOS

| | Group excluding American Skandia | | | Group | | |
|---|---|---|---|---|---|---|
| | 2003 3 mos. | 2002 3 mos. | 2002 12 mos. | 2003 3 mos. | 2002 3 mos. | 2002 12 mos. |
| Earnings per share before dilution, SEK [1] | 0.12 | 0.29 | 2.50 | 0.12 | 0.16 | -4.20 |
| Earnings per share after dilution, SEK [1] [2] | 0.12 | 0.29 | 2.50 | 0.12 | 0.15 | -4.20 |
| Operating result per share before dilution, SEK [3] | 0.12 | 0.55 | 1.37 | 0.12 | 0.17 | -9.23 |
| Net asset value per share, SEK | - | - | - | 26.04 | 36.31 | 26.41 |
| Shareholders' equity per share, SEK | - | - | - | 14.87 | 20.03 | 14.89 |
| Operational return on net asset value % [4] | 7 | 12 | 8 | 2 | 12 | 5 |
| Return on adjusted net asset value, % [4] | 6 | 9 | 8 | -22 | 5 | -24 |
| Return on shareholders' equity, % [4] | 17 | -2 | 18 | -24 | 1 | -24 |

For definition, see page 24.

[1] According to the Annual Accounts Act

[2] According to recommendation RR18 of the Swedish Financial Accounting Standards Council, the dilutive effect is calculated if the key ratio "Earnings per share" deteriorates.

[3] According to the embedded value method

[4] The return is based on moving twelve-month figures.

## EXCHANGE RATES

| SEK | 2003 31 Mar. | 2002 31 Dec. | 2002 30 Sept. | 2002 30 June | 2002 31 Mar. |
|---|---|---|---|---|---|
| EUR Closing rate | 9.25 | 9.14 | 9.16 | 9.08 | 9,04 |
| EUR Average rate | 9.20 | 9.15 | 9.17 | 9.14 | 9,14 |
| GBP Closing rate | 13.40 | 14.03 | 14.58 | 14.01 | 14,75 |
| GBP Average rate | 13.75 | 14.58 | 14.71 | 14.73 | 14,98 |
| USD Closing rate | 8.48 | 8.71 | 9.27 | 9.19 | 10,36 |
| USD Average rate | 8.58 | 9.72 | 9.94 | 10.18 | 10,51 |
| JPY Closing rate | 0.072 | 0.073 | 0.076 | 0.077 | 0,078 |
| JPY Average rate | 0.072 | 0.078 | 0.079 | 0.079 | 0,079 |

Average rates indicate the average rates for the period 1 January through the respective book-closing dates in 2003 and 2002.

## Glossary

**Adjusted net asset value:** Consists of net asset value after deduction of net deferred taxes.

**Annualized new sales:** Periodic premiums recalculated to full-year figures, plus 1/10 of single premiums during the period.

**Acquisition costs:** Acquisition costs include all costs, both internal and external, that arise in connection with the sale of of unit linked assurance products. Acquisition costs are to be deferred (deferred acquisition costs) and amortized according to a schedule that corresponds to the lifetime of the product.

**Assets under management:** The sum of customers' invested assets and the group's own investment assets, including investment assets in Skandia Liv.

**Capital employed:** Net asset value, borrowings for investments in subsidiaries and minority interests.

**Changes in operative assumptions:** Underlying assumptions are compared continously with the actual outcome. The assumptions are adjusted when necessary. A positive result means that previous assumptions were conservative.

**Financial effects:** Refers to the deviation of the present value of future revenues from assumptions on fund growth and interest rates, caused by changes in the financial markets.

**Funds under management:** Customers' invested assets in unit linked assurance, mutual funds and directly distributed funds.

**Gross contribution:** Unit linked assurance fees after deduction of necessary provision for actuarial risks.

**Net asset value:** Shareholders' equity as per the balance sheet, net deferred tax liability, surplus values of unit linked business in force after deducting deferred tax, and unrealized changes in the value of fixed-income securities.

**Operating result:** Pre-tax result as defined by the Swedish Annual Accounts Act for Insurance Companies, plus changes in the surplus value of unit linked business in force.

**Outcome compared with operative assumptions:** A positive result indicates that the actual outcome for the period was better than previous assumptions, for new as well as existing business.

**Premiums earned:** Written premium attributable to the period, i.e., premiums written less outward reinsurance premiums, adjusted for the unearned portion of premiums.

**Premiums written:** Total premiums received during the period or taken up as a receivable at the end of the period.

**Result of operations:** The operating result for the core business, excluding financial effects in unit linked assurance and items affecting comparability.

**Surplus value of unit linked business in force (VBIF):** The present value of calculated future surpluses from the annual fees paid by policyholders according to contracts in force. The group's operating result includes the change in these surplus values for the period.

**Technical result, life assurance:** The balance on the technical account for life assurance, including direct investment income and changes in value of investments transferred from the non-technical account.

**Technical result, property & casualty insurance:** Premiums earned less claim costs and operating expenses, plus the allocated investment return transferred from the non-technical account.

**Value-added from operations (unit linked assurance)**: The result of operations for unit linked assurance excluding costs for establishment, other overheads and financial effects.

## Key Ratios

**Direct yield:** Direct investment income (before deducting administrative expenses) as a percentage of a weighted average of the current value of investments.

**Earnings per share:** Profit for the period divided by the average number of shares outstanding.

**Operational return on net asset value:** The result of operations for the last 12-month period in relation to average net asset value.

**Profit margin:** The present value of new business for the year in relation to total annualized new sales.

**Return on adjusted net asset value:** Operating result for the last 12-month period plus other changes in surplus value, less current and deferred taxes and minority shares, in relation to adjusted average net asset value.

**Return on shareholders' equity:** Result for the last 12-month period in relation to average shareholders' equity.

**Total return:** The sum of direct investment income (before deducting administrative expenses) and realized and unrealized changes in value, expressed as a percentage of a weighted average of the current value of investments.